As filed with the Securities and Exchange Commission on September 17, 1997

                                            Registration No. 333-
===========================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ______________________
                                 FORM S-6
                  FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2
                            _____________________
A.    Exact Name of Trust:
                           NATIONAL EQUITY TRUST
                        Top Ten Portfolio Series 201

B.    Name of depositor:
                      PRUDENTIAL SECURITIES INCORPORATED

C.    Complete address of depositor's principal executive office:
                              One Seaport Plaza
                               199 Water Street
                           New York, New York 10292

D.    Name and complete address of agent for service:
                                                            Copy to:
          LEE B. SPENCER, JR., ESQ.                  KENNETH W. ORCE, ESQ.
      PRUDENTIAL SECURITIES INCORPORATED            CAHILL GORDON & REINDEL

              One Seaport Plaza                      80 Pine Street
           199 Water Street                     New York, New York 10005
           New York, New York 10292

E.    Title and amount of securities being registered:
                 An indefinite number of Units of
                             NATIONAL EQUITY TRUST,
                         Top Ten Portfolio Series 201
                    Pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940 as amended

F. Proposed maximum aggregate offering price to the public of the securities being registered:
                              Indefinite

G.    Amount of filing fee:
                                 N/A

H.    Approximate date of proposed sale to public:
      As soon as practicable after the effective date of the registration statement.
===========================================================================
      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                           NATIONAL EQUITY TRUST
                        Top Ten Portfolio Series 201

                            CROSS-REFERENCE SHEET

                   Pursuant to Rule 404(c) of Regulation C
                       under the Securities Act of 1933


                (Form N-8B-2 Items required by Instruction as
                        to the Prospectus in Form S-6)


            Form N-8B-2                                     Form S-6
            Item Number                               Heading in Prospectus

                   I.  Organization and General Information

1.    (a)   Name of Trust .........................)  Prospectus front cover
      (b)   Title of securities issued ............)

2.    Name and address of each depositor ..........   Sponsor; Prospectus
                                                      back cover

3.    Name and address of trustee .................   Trustee

4.    Name and address of each principal
        underwriter ...............................   Sponsor

5.    State of organization of trust ..............   The Trust

6.    Execution and termination of trust
        agreement .................................   Summary of Essential
                                                        Information; The
                                                        Trust; Amendment
                                                        and Termination of
                                                        the Indenture

7.    Changes of Name .............................)            *

8.    Fiscal year .................................)            *

9.    Litigation ..................................)            *

                  II.  General Description of the Trust and
                              Securities of the Trust

_______________________

*    Inapplicable, answer negative or not required.

10.   (a)   Registered or bearer securities .......)            *
      (b)   Cumulative or distributive
              securities ..........................             *
      (c)   Redemption ............................   Rights of Unit
                                                      Holders
                                                        -- Redemption
      (d)   Conversion, transfer, etc. ............   Rights of Unit
                                                      Holders
                                                        -- Redemption
      (e)   Periodic payment plan .................)            *
      (f)   Voting rights .........................             *
      (g)   Notice to certificateholders ..........   The Trust; Rights of
                                                        Unit Holders --
                                                      Reports and Records;
                                                      Sponsor
                                                        -- Responsibility;
                                                        Sponsor --
                                                        Resignation;
                                                       Trustee
                                                        -- Resignation;
                                                        Amendment and
                                                        Termination of the
                                                        Indenture
      (h)   Consents required .....................   The Trust; Amendment
                                                      and Termination of
                                                      the Indenture
      (i)   Other provisions ......................   Tax Status

11.   Type of securities comprising units .........   Prospectus front
                                                      cover;
                                                        The Trust

12.   Certain information regarding
        periodic payment certificates .............             *

13.   (a)   Load, fees, expenses, etc. ............   Summary of Essential
                                                        Information; Public
                                                        Offering of Units
--
                                                        Public Offering
                                                        Price;
                                                        Public Offering of
                                                        Units -- Sponsor's
                                                        and Underwriter's
                                                        Profits;
                                                        Public Offering of
                                                        Units -- Volume
                                                        Discount; Public
                                                        Offering of Units
                                                        Employee Discount;
                                                        Exchange Option;
                                                        Reinvestment
                                                        Program;
                                                        Expenses and
                                                        Charges;
                                                        Sponsor --
                                                        Responsibility
_______________________

*    Inapplicable, answer negative or not required.

      (b)   Certain information regarding
              periodic payment certificates .......             *
      (c)   Certain percentages ...................   Summary of Essential
                                                        Information; Public
                                                        Offering of Units
                                                        Public Offering
                                                        Price;
                                                        Public Offering of
                                                        Units -- Profit of
                                                        Sponsor; Public
                                                        Offering of Units
                                                        Volume Discount;
                                                        Public Offering of
                                                        Units -- Employee
                                                        Discount; Exchange
                                                        Option
      (d)   Price Differentials ...................   Public Offering of
                                                        Units
                                                        -- Employee
                                                        Discount
      (e)   Certain other fees, etc. payable
              by holders ..........................   Rights of Unit
                                                        Holders
                                                        -- Certificates
      (f)   Certain other profits receivable
              by depositor, principal under-
              writer, trustee or affiliated
              persons .............................   The Trust --
                                                       Objectives
                                                        and Securities
                                                        Selection; Rights
                                                        of Unit Holders --
                                                        Redemption --
                                                        Purchase
                                                        by the Sponsor of
                                                        Units Tendered for
                                                        Redemption
      (g)   Ratio of annual charges to
              income ..............................             *

14.   Issuance of trust's securities ..............   The Trust; Rights of
                                                        Unit Holders --
                                                        Certificates

15.   Receipt and handling of payments from
        purchasers ................................             *

16.   Acquisition and disposition of under-
        lying securities ..........................   The Trust --
                                                       Portfolio
                                                        Summary; The Trust
                                                       --Objectives and
                                                        Securities
                                                        Selection;
                                                        Rights of Unit
                                                        Holders
_______________________

*    Inapplicable, answer negative or not required.

                                                        -- Redemption;
                                                            Sponsor
                                                        - Responsibility

17.   Withdrawal or redemption ....................   Rights of Unit
                                                            Holders
                                                        -- Redemption

18.   (a)   Receipt, custody and disposition
              of income ...........................   Rights of Unit
                                                            Holders
                                                        -- Distribution of
                                                        Interest and
                                                        Principal; Rights
                                                        of Unit Holders -

                                                        Reports and Records
      (b)   Reinvestment of distributions .........   Reinvestment Programs
      (c)   Reserves or special funds .............   Expenses and Charges;
                                                        Rights of Unit
                                                       Holders
                                                        -- Distribution of
                                                        Interest and
                                                       Principal
      (d)   Schedule of distributions .............             *

19.   Records, accounts and reports ...............   Rights of Unit
                                                       Holders
                                                        -- Distributions of
                                                        Interest and
                                                        Principal; Rights
                                                        of Unit Holders --
                                                        Reports and Records

20.   Certain miscellaneous provisions of
        trust agreement ...........................   Sponsor--Limitations
                                                        on Liabil-
      (a)   Amendment .............................)    ity; Sponsor --
                                                        Resignation;
      (b)   Termination ...........................)  Trustee--Limitations
                                                        on Liabil-
      (c)   and (d) Trustee, removal and                ity; Trustee -
              successor ...........................)    Resignation;
                                                        Amendment and
                                                        Termination of
      (e)   and (f) Depositor, removal and              the Indenture
              successor ...........................)

21.   Loans to security holders ...................             *

22.   Limitation on liability .....................   The Trust --
Portfolio
                                                        Summary; Sponsor --
                                                        Limitations on
                                                        Liability; Trustee
_______________________

*    Inapplicable, answer negative or not required.

                                                        Limitations on
                                                        Liability;Evaluator
                                                        -- Limitations on
                                                        Liability

23.   Bonding arrangements ........................   Additional
                                                      Information
                                                        -- Item A

24.   Other material provisions of trust
        agreement .................................             *


                      III.  Organization, Personnel and
                       Affiliated Persons of Depositor

25.   Organization of depositor ...................   Sponsor

26.   Fees received by depositor ..................             *

27.   Business of depositor .......................   Sponsor

28.   Certain information as to officials
        and affiliated persons of
        depositor .................................   Contents of
                                                      Registration
                                                        Statement -- Part
II

29.   Companies controlling depositor .............   Sponsor

30.   Persons controlling depositor ...............             *

31.   Payments by depositor for certain
        services rendered to trust ................)            *

32.   Payments by depositor for certain
        other services rendered to trust ..........)            *

33.   Remuneration of employees of depositor
        for certain services rendered to
        trust .....................................)            *

34.   Remuneration of other persons for
        certain services rendered to trust ........)            *

35.   Distribution of trust's securities
        in states .................................   Public Offering of
Units
                                                        -- Public
Distribution

_______________________

*    Inapplicable, answer negative or not required.

36.   Suspension of sales of trust's
        securities ................................)            *

37.   Revocation of authority to distribute .......)            *

38.   (a)   Method of distribution ................)            *
      (b)   Underwriting agreements ...............   Public Offering of
                                                      Units
      (c)   Selling agreements ....................)            *

39.   (a)   Organization of principal under-
              writer ..............................)  Sponsor
      (b)   N.A.S.D. membership of principal
              underwriter .........................)  Sponsor

40.   Certain fees received by principal
        underwriter ...............................             *

41.   (a)   Business of principal underwriter .....   Sponsor
      (b)   Branch offices of principal
              underwriter .........................)            *
      (c)   Salesmen of principal underwriter .....)            *

42.   Ownership of trust's securities by
        certain persons ...........................)            *

43.   Certain brokerage commissions received
        by principal underwriter ..................)            *

44.   (a)   Method of valuation ...................   Summary of Essential
                                                        Information; Public
                                                        Offering of Units
                                                        Public Offering
                                                        Price; Public
                                                        Offering of
                                                        Units -- Public
                                                        Distribution;Public
                                                        Offering of Units
                                                        Secondary Market
      (b)   Schedule as to offering as to offering price
      (c)   Variation in offering price to
               certain persons .....................   Public Offering of
                                                       Units
                                                        -- Public
                                                        Distribution;Public
                                                        Offering of Units--
                                                        Volume Discount;
                                                        Public Offering of
                                                        Units -- Employee

_______________________

*    Inapplicable, answer negative or not required.

                                                        Discount; Exchange
                                                        Option

45.   Suspension of redemption rights .............             *

46.   (a)   Redemption Valuation ..................   Summary of Essential
                                                        Information; Rights
                                                        of Unit Holders --
                                                        Redemption --
                                                        Computation of
                                                        Redemption Price
                                                        per Unit
      (b)   Schedule as to redemption price .......             *

47.   Maintenance of position in underlying
        securities ................................   Public Offering of
                                                      Units
                                                        -- Secondary
                                                      Market;
                                                        Rights of Unit
                                                      Holders
                                                        -- Redemption --
                                                        Computation of
                                                        Redemption Price
                                                       per Unit; Rights of
                                                       Unit Holders --
                                                       Redemption
                                                        -- Purchase by the
                                                        Sponsor of Units
                                                        Tendered for
                                                        Redemption


                   IV.  Information Concerning the Trustee
                                   or Custodian

48.   Organization and regulation of
        trustee ...................................   Trustee

49.   Fees and expenses of trustee ................   Expenses and Charges

50.   Trustee's lien ..............................   Expenses and Charges-
                                                        Other Charges


                   V.  Information Concerning Insurance of
                               Holders of Securities

51.   Insurance of holders of trust's
        securities .................................  The Trust--Insurance
                                                        on the Securities
                                                        in the Portfolio of
                                                        an Insured Trust


_______________________

*    Inapplicable, answer negative or not required.

                          VI.  Policy of Registrant

52.   (a)   Provisions of trust agreement with
              respect to selection or elimina-
              tion of underlying securities .......   Prospectus front
                                                      cover;
                                                        The Trust --
                                                      Portfolio
                                                        Summary; The Trust
                                                        Insurance on the
                                                        Securities in the
                                                        Portfolio of an
                                                        Insured
                                                        Trust; The Trust --
                                                        Objectives and
                                                        Securities
                                                        Selection;
                                                        Sponsor --

                                                        Responsibility
      (b)   Transactions involving elimination
              of underlying securities ............             *
      (c)   Policy regarding substitution or
              elimination of underlying
              securities ..........................   Sponsor --
                                                        Responsibility
      (d)   Fundamental policy not otherwise
              covered .............................             *

53.   Tax status of trust .........................   Prospectus front
                                                      cover;
                                                        Tax Status


                 VII.  Financial and Statistical Information

54.   Trust's securities during last ten
        years .....................................)            *

55.                                                )

56.   Certain information regarding periodic
        payment certificates ......................)            *

57.                                                )

58.                                                )

59.   Financial statements (Instruction 1(c)
        to Form S-6) ..............................   Statement of
                                                      Financial
                                                      Condition of the
                                                      Trust


_______________________

*    Inapplicable, answer negative or not required.

               Subject to Completion, Dated September 17, 1997


                           NATIONAL EQUITY TRUST
                       Top Ten Portfolio Series 201


                                    [LOGO]
           The attached final prospectus for a prior Series of National Equity Trust is hereby used as a preliminary prospectus for Low Five Portfolio Series 201. The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final prospectus since each Series has a unique Portfolio. Accordingly, the information contained herein with regard to the previous Series should be considered as being presented for informational purposes only. Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied withcomplete information with respect to such Series on the day of effectiveness of the registration statement relating to Units of this Series.

            Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy them be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

                           NATIONAL EQUITY TRUST
                        TOP TEN PORTFOLIO SERIES 200


            The prospectus dated September 5, 1997, File No. 333-34405 is hereby incorporated by reference.

         PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                      CONTENTS OF REGISTRATION STATEMENT


Item A -- Bonding Arrangements

            The employees of Prudential Securities Incorporated are covered under Broker's Blanket Policies, Standard Form No. 14 in the aggregate amount of $62,500,000.

Item B -- Contents of Registration Statement

            This Registration Statement on Form S-6 comprises the following papers and documents:

            The cross-reference sheet.

            The Prospectus.

            Signatures.

           Listed below is the name and registration number of a previous series of National Equity Trust, the final prospectus of which, properly supplemented, is used as a preliminary prospectus for National Equity Trust, Top Ten Portfolio Series 201. This prior final prospectus is incorporated herein by reference.

      National Equity Trust,
      Top Ten Portfolio Series 200
      (Registration No. 333-34405)


            Written consents of the following persons:

                  Cahill Gordon & Reindel (included in Exhibit 5).

              (2) Deloitte & Touche LLP

            The following Exhibits:

      (4) Ex-3.(i)      -     Certificate of Incorporation of Prudential
                                Securities Incorporated dated March 29,
                                1993.

      (7) Ex-3.(ii)     -     Revised By-Laws of Prudential Securities
                                Incorporated as amended through June 21, 1996.

      (5)   Ex-4.a      -     Trust Indenture and Agreement, dated April
                              25, 1995.

      (1)   Ex-4.b      -     Draft of Reference Trust Agreement.

      (2)   Ex-5        -     Opinion of counsel as to the legality of the
                                securities being registered.

      (6)   Ex-24       -     Powers of Attorney executed by a majority of
                              the Board of Directors of Prudential
                              Securities Incorporated.

      (2)   Ex-27       -     Financial Data Schedule.

            Ex-99.1     -     Information as to Officers and Directors of
                                Prudential Securities Incorporated is
                                incorporated by reference to Schedules A and D of Form BD filed by Prudential Securities Incorporated pursuant to Rules 15b1-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act File No. 8-16267).

      (3)   Ex-99.2     -     Affiliations of Sponsor with other investment
                                companies.

      (3)   Ex-99.3     -     Broker's Blanket Policies, Standard Form No.
                                14 in the aggregate amount of $62,500,000.

      (5)   Ex-99.4     -     Distribution Agency Agreement among
                                Prudential Securities Incorporated, as
                                Depositor, United States Trust Company of
                                New York, as Trustee, and United States
                                Trust Company of New York, as Distribution
                                Agent.

      (8)   Ex-99.5     -     Amendment to Distribution Agency Agreement
                              among Prudential Securities Incorporated, as
                              Depositor,The Chase Manhattan Bank, as
                              Trustee, and The Chase Manhattan Bank, as
                              Distribution Agent.

      (9)   Ex-99.6      -    Amendment to Distribution Agency Agreement
                              dated September 23, 1996 among Prudential
                              Securities Incorporated, as Depositor, The
                              Chase Manhattan Bank, as Trustee, and The
                              Chase Manhattan Bank, as Distribution Agent included as part of the Reference Trust
                              Agreement filed as Exhibit 4.b to National
                              Equity Trust Top Ten Portfolio Series 1.


____________________

   (1)  Filed herewith.

   (2)  To be filed by amendment.

   (3) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of Prudential Unit Trusts,Insured Tax-Exempt Series 1, Registration No. 2-89263.

   (4) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of Government Securities Equity Trust Series 5, Registration No. 33-57992.

   (5) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust, Low Five Portfolio Series 1, Registration No. 33-55475.

   (6) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust, Series 172, Registration No. 33-54681 and National Equity Trust, Top Ten Portfolio Series 3, Registration No. 333-15919.

   (7) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust, Series 186, Registration No. 33-54697.


   (8) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trus Low Five Portfolio Series 6, Registration No.
        333-01889.

   (9) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust Top Ten Portfolio Series 1, Registration No.
        333-02753.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, National Equity Trust, Top Ten Portfolio Series 201, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York on the 17th day of September, 1997.

                           NATIONAL EQUITY TRUST
                             Top Ten Portfolio Series 200
                                 (Registrant)


                    By PRUDENTIAL SECURITIES INCORPORATED
                                 (Depositor)



                  By the following persons*, who constitute
                   a majority of the Board of Directors of
                      Prudential Securities Incorporated


                              Alan D. Hogan
                              A. Laurence Norton, Jr.
                              Leland B. Paton
                              Martin Pfinsgraff
                              Vincent T. Pica II
                              Hardwick Simmons
                              Lee B. Spencer, Jr.


                              By /s/ Richard R. Hoffmann
                              (Richard R. Hoffmann,
                              First Vice President,
                              as authorized signatory for
                              Prudential Securities
                              Incorporated and
                              Attorney-in-Fact for the
                              persons listed above)

____________________

*     Pursuant to Powers of Attorney previously filed.

                              CONSENT OF COUNSEL


            The consent of Cahill Gordon & Reindel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibit 5 to this Registration Statement.

                           _______________________


                       CONSENT OF INDEPENDENT AUDITORS


                          [to be filed by Amendment]